ANNUAL
                                                       REPORT
                                                        2000









                                                     FIRETECTOR INC.
                                                     FIRETECTOR INC.
                                                     FIRETECTOR INC.
                                                     FIRETECTOR INC.
                                                     FIRETECTOR INC.
                                                     FIRETECTOR INC.
                                                     FIRETECTOR INC.

                                 FIRETECTOR INC.
                               209 Lafayette Drive
                             Syosset, New York 11791


Dear Stockholders:



We are pleased to invite our stockholders to the Annual Meeting of Stockholders to be held at 11:00 am on March 8, 2001 at the offices of Dolgenos Newman & Cronin PC at 96 Spring Street, 8th Floor, New York, New York.

Fiscal 2000 was one of the most successful in our history as we experienced a 13% increase in revenues and a 53% increase in net income (with diluted EPS of $.26 per share) as we began to realize the benefits of our product and geographic expansion . At the same time we have increased our working capital to $5.5 million (with considerable borrowing capacity under our Credit Facility) and our book value to $4.4 million or $2.55 per share.

Now, more than ever, Firetector is a formidable competitor not just in our core fire alarm/life safety business, but also in audio-visual and other communication systems for commercial, governmental and transit users. During 2000 we completed a broad variety of projects as diverse as on-board train communication systems in California and Washington D.C.; fire alarm/life safety systems for a large Long Island hospital complex; a multi-site New York City college; audio-visual systems for legal, public relations and advertising firms and a communications system at a New York City airport terminal. We have recently secured another major contract for a transit communication system in a major East Coast city and fire alarm/life safety systems in Dallas for the Southwestern headquarters of a major provider of internet infrastructure.

We completed the relocation of our Corporate and New York Headquarters which did cause some disruption last summer but is improving our productivity and flexibility. This relocation has supported our launch into the Long Island fire alarm/life safety market, which due to population growth and economic development is becoming an important complement to our traditional base in New York City high rise buildings.

We continue to experience significant competition for orders and labor in both New York City and Dallas and we do sense that the strong New York City area construction market is beginning to flatten or trend downwards. However, we believe that our strong contractor, tenant and service base augmented by the growth in our transit and audio-visual divisions will allow us to continue our growth, with a particular focus on a strong balance sheet.

We have no control over the equity markets but are hopeful that our good financial performance will be matched by a sector shift to small capitalization stocks resulting in improved stock valuation.

On behalf of our employees, officers and directors we thank you for your continued support.


Very truly yours,


Daniel S. Tamkin, Chairman                             Joseph Vitale, President

           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

                         LIQUIDITY AND CAPITAL RESOURCES


     In September 2000, the Company's $3 million dollar credit facility with Citizens Business Credit of Boston (the "Credit Facility") was amended to extend the expiration date from June 2001 to December, 2004. The Credit Facility has an interest rate of prime plus 3/4% on outstanding balances. Advances under the Credit Facility are measured against a borrowing base calculated on eligible receivables and inventory. The Credit Facility is secured by all assets of the Company and all of its operating subsidiaries. Originally the terms of the credit facility also required a $300,000 letter of credit by Mirtronics, Inc., an Ontario corporation which is the Company's largest stockholder ("Mirtronics"). The letter of credit was released by the lender in January, 2000 based on the terms of the Credit Facility.

     The Credit Facility includes various covenants, which among other things, impose limitations on declaring or paying dividends, acquisitions and capital expenditures. The company is also required to maintain certain financial ratios. At September 30, 2000, the Company was not in default with any of its financial covenants and at such time owed $1,433,000 under the credit facility.

     Net cash provided by operations for the twelve months ended September 30, 2000 amounted to $621,000 as compared to $3,000 for the comparable prior period. The primary reason for the increased amount of cash provided by operations was due to an increase of $324,000 in operating profit before taxes. This increased profit was achieved with only a $82,000 increase in inventory; while the prior year period required a $353,000 increase in inventory to support the sales anticipated in 2000. Also contributing to cash being provided by operations in 2000 was a $352,000 increase in accrued expenses, as well as, a $295,000 increase in taxes payable. The higher level of revenues in 2000 (an increase of $2.2 million) was achieved without an increase in working capital requirements. Accordingly the resulting cash flow was primarily used to reduce borrowing under the Credit Facility by $607,000. The Company anticipates maintaining its future cash position through continuation of the negotiation of certain terms with its customers prior to the beginning of a project, the monitoring of its terms during a project and completing projects in timely fashion, resulting in faster final payments. It is the intention of the Company to closely monitor this program throughout fiscal 2001.

     The ratio of the Company's current assets to current liabilities declined to approximately 2.55 to 1 at September 30, 2000 compared to 2.83 at September 30, 1999. This decrease is primarily due to the accrual in 2000 of federal income taxes payable as the company's net operating loss carryforward was fully utilized.

     Firetector's terms of sale are net 30 days. However, the normal receivable collection period is 60-120 days, exclusive of retainage, because certain governmental regulations and the Company's frequent status as a subcontractor (entitled to pro rata payments as the general project is completed) extend the normal collection period. Firetector believes this is a standard industry practice. Firetector's receivable experience is consistent with the industry as a whole and will likely continue. This could be considered an area of risk and concern. However, due to the proprietary nature of Firetector's systems, many projects require Firetector's cooperation to secure a certificate of occupancy and/or to activate/operate a life safety system, thus assisting Firetector's collection of a significant portion or even total payment, even when Firetector's immediate account debtor's (contractor) creditors have seized a project.

RESULTS OF OPERATIONS

Revenues

     Total revenues in 2000 were $19.1 million, an increase of 13% compared to revenues of $16.9 million in 1999. This increase was primarily due to a 17% increase in product revenues in 2000 to $14.9 million as compared to $12.8 million in 1999. The product revenue increase is the result of the Company's intensified and broadened marketing which generated transit and commercial projects including several large audio/visual projects for a museum, a major New York City rail station complex, several professional organizations, and the second phase of a major airport facility. The Company also experienced increased revenues from its fire alarm product line due in part from expansion into the Long Island, NY market area.

     Service revenues increased 2% in 2000 to $4,166,000. The increase in service revenues reflects higher call-in maintenance service on life safety systems.

Gross Profit

     Gross profit dollars from product revenues increased 19% in 2000 to $5,025,000 as a result of the 17% increase in product sales. Gross profit margin on product revenues increased to 34.0% in 2000 compared to 33.0% in 1999, due to the higher gross profit contribution to generally fixed overhead and from an engineering and project management contract which carried a high gross margin.

     Gross profit margin on service revenues increased slightly in 2000 to 29.7% from 29.1% in 1999. This increase reflects the effect of higher call-in maintenance service revenue in 2000 on essentially fixed overhead. This improvement was achieved in spite of certain wage increases to service technicians in both New York and Dallas.


Selling, General and Administrative Expenses

     Selling, General and Administrative Expenses (S G+A) increased by 11% in 2000 over 1999 primarily as a result of the Company's expanded marketing program. This expansion in marketing effort has resulted in higher revenues and related profitability during 2000. The increase in S G + A includes commission expense related to higher product revenues and included one time expenses of $75,000 (2% of the increase in S G + A) to relocate the Company's operations to a new facility in Syosset, NY. Occupancy costs also increased for the Company's service facility in New York City due to increasing rental rates throughout New York City. However, selling, general and administrative expenses as a percent of sales declined to 26.3 % from 26.5% due to the increase in revenues.

Income Before Tax

     Operating income increased in 2000 to $834,000 compared to $510,000 in fiscal 1999. The improvement in operating income was primarily the result of increased gross margin from higher product revenues in 2000. However, the improvement in gross margin was offset by increased selling, general and administrative expenses as noted above and by higher interest expense due to an increase in the prime lending rate under the Company's Credit Facility. Favorably affecting operating income was lower depreciation and amortization in 2000 as certain assets became fully depreciated.

Tax Provisions

     The Company's current income tax provision represent state and local income taxes as well as a federal income tax provision, In 1999, the alternative minimum tax for Federal income purposes also applied. In addition, deferred taxes were provided in 2000 and 1999 on income to be reported in future taxable periods. During 2000, Firetector fully utilized the balance ($310,000) of its net operating loss carry forwards, the accounting benefits of which was realized in prior periods.

Order Position

     Firetector's order position, excluding service, decreased to $7.8 million at September 30, 2000 from $10.3 million at September 30, 1999 reflecting the shipment in 2000 of significant orders received in 1999 from several major subway complexes, a major transportation center, and an airport facility. While quotation activity is brisk, there is no assurance when orders will be received and whether the order position will increase. Due to the fact that the Company's products are sold and installed as part of larger construction or mass transit projects, there is typically a delay between the booking of the contract and its revenue realization. The order position includes and the Company continues to bid on projects that might include significant subcontractor labor, and expects to be active in seeking orders where the Company would act as a prime contractor.

Plan of Operations

     During  fiscal  2001,  Management  intends  to  continue  to  focus  on its intensified marketing programs that were begun in 1998 and to continue to contain or monitor fixed overhead as well as to reduce variable costs through improved efficiency and productivity. Enhancements in recent years to Firetector's management information systems and methods of approving and monitoring project costs have improved Management's ability to pinpoint waste and/or third party (supplier or customer) cost responsibility. Management will also focus its efforts in 2001 to improve accounts receivable collections.

 INFLATION

     The impact of inflation on the Company's business operations has not been material in the past. Casey's labor costs are normally controlled by union contracts covering a period of two years and its material costs have remained relatively stable. However in July of 1999, after a brief work stoppage (strike), the Company and its union agreed to a new three year contract that provides for wage increases of 5% in each year. During 2001, certain union members, upon passing certain test requirements, will be moving up to higher paying categories that have multiple salary steps per year in excess of the 5% contractual level. In addition, the demand of highly skilled professionals has resulted in the need to assess salary levels in order to remain competitive in both Dallas, Texas and the New York City, New York metropolitan areas. It is expected that required salary adjustments will exceed normal increases given in the past. The Company will try to mitigate the effect of these increases in labor costs by price increases, if possible, and expense reductions.

                         Report of Independent Auditors



To the Stockholders and Board of Directors of Firetector Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Firetector Inc. and its subsidiaries as of September 30, 2000 and the related consolidated statements of income, stockholders' equity, and cash flows for year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statements referred to above present fairly, in all material respects, the consolidated financial position of Firetector Inc. and its subsidiaries as of September 30, 2000 and the consolidated results of their consolidated operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.


November 28, 2000                       MARCUM & KLIEGMAN LLP
New York, NY

                         Report of Independent Auditors



The Board of Directors and Stockholders
Firetector Inc.

We have audited the accompanying consolidated statements of income, stockholders' equity, and cash flows of Firetector Inc and its subsidiaries for the year ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Firetector Inc and its subsidiaries for the year ended September 30, 1999, in conformity with generally accepted accounting principles.



New York, NY
December 3, 1999
                                              MOORE STEPHENS,  P. C.

                        FIRETECTOR INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET





                                                                September 30,
                                                                    2000
ASSETS                                                          -----------

CURRENT ASSETS
 Cash and cash equivalents                                       $  239,000
 Accounts receivable, principally trade, less allowance
  for doubtful accounts of $349,000                               6,117,000
 Inventories                                                      2,337,000
 Deferred taxes                                                     243,000
 Prepaid expenses and other current assets                          127,000
                                                                 -----------
TOTAL CURRENT ASSETS                                             $9,063,000
                                                                 -----------


PROPERTY, PLANT AND EQUIPMENT -at cost, less
  accumulated depreciation of $1,004,000                            342,000

OTHER ASSETS                                                        174,000

DEFERRED TAXES                                                       34,000

                                                                 -----------
TOTAL ASSETS                                                     $9,613,000
                                                                 ===========

See accompanying Notes to the Consolidated Financial Statements

                       FIRETECTOR INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET


                                                                September 30,
                                                                    2000
                                                                 -----------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Note payable to Mirtronics                                    $  243,000
   Other notes payable - principally to related party                85,000
   Accounts payable and accrued expenses                          2,860,000
   Unearned service revenue                                         375,000
   Current portion of capital lease obligations                      23,000
                                                                 -----------
TOTAL CURRENT LIABILITIES                                         3,586,000
                                                                 -----------


   Note payable to bank                                           1,433,000
   Notes payable - principally to related party,
    less current portion                                            155,000
   Capital lease obligations, less current portion                   89,000
                                                                 -----------
TOTAL LIABILITIES                                                 5,263,000
                                                                 -----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY

  Preferred stock, 2,000,000 shares authorized-
     none issued and outstanding
  Common stock, 10,000,000 shares authorized, $.001
     par value; issued and outstanding 1,704,425 shares               2,000
  Capital in excess of par                                        5,279,000
  Deficit                                                          (931,000)
                                                                 -----------
TOTAL STOCKHOLDERS' EQUITY                                        4,350,000
                                                                 -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $9,613,000
                                                                 ===========

 See accompanying Notes to the Consolidated Financial Statements

                        FIRETECTOR INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

                                                          For the Year Ended September 30,
                                                               2000                  1999
                                                          -----------            -------------
Net sales                                                 $14,921,000            $12,795,000
Service revenue                                             4,166,000              4,097,000
                                                          ------------           ------------
Total revenues                                             19,087,000             16,892,000
                                                          ------------           ------------


Cost of sales                                               9,896,000              8,562,000
Cost of service                                             2,928,000              2,873,000
Selling, general and administrative                         5,016,000              4,485,000
Interest expense                                              249,000                240,000
Depreciation and amortization expense                         164,000                228,000
Other (income) - net                                                                  (6,000)
                                                          ------------           ------------
                                                           18,253,000             16,382,000
                                                          ------------           ------------
Income from  operations before provision
  for income taxes                                            834,000                510,000

Provision  for income taxes:
   Current                                                    335,000                128,000
   Deferred                                                    25,000                 72,000
                                                          ------------           ------------
                                                              360,000                200,000

                                                          ------------           ------------
Net Income                                                   $474,000               $310,000
                                                          ============           ===========
Earnings Per Common Share
  Basic Earnings Per Share                                      $0.28                  $0.20
  Diluted  Earnings Per Share                                   $0.26                  $0.18
                                                                =====                  =====

Weighted Average Number of Common Shares Outstanding        1,682,198              1,571,097

Weighted Average Number of Common and Potential Dilutive
   Common Shares Outstanding                                1,853,792              1,723,653



See accompanying Notes to the Consolidated Financial Statements

                        FIRETECTOR INC. and SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY

                     YEARS ENDED SEPTEMBER 30, 2000 AND 1999

                                       TOTAL                                                           CAPITAL      RETAINED
                                   STOCKHOLDERS'        PREFERRED STOCK           COMMON STOCK        IN EXCESS     EARNINGS
                                      EQUITY           SHARES      AMOUNT      SHARES     AMOUNT       OF PAR       (DEFICIT)
                                    ------------     ---------   --------    ---------  ---------    ----------     ----------
Balance at September 30, 1998       $3,446,000           0          $0       1,571,097    $2,000     $5,159,000    $(1,715,000)
Net Income                             310,000                                                                         310,000
                                   -----------       --------    ---------  -----------  --------    ----------    -------------
Balance at September 30, 1999       $3,756,000           0           0       1,571,097    $2,000     $5,159,000    $(1,405,000)
                                   -----------       --------    ---------  -----------  --------    ----------    -------------
Issuance of shares from exercise
  of options                           120,000                                 133,333         0        120,000

Net Income                             474,000                                                                         474,000
                                   -----------       --------    ---------  -----------  --------    -----------   ------------
Balance at September 30, 2000       $4,350,000           0          $0       1,704,430    $2,000     $5,279,000      $(931,000)
                                   ===========       ========    =========  ===========  ========    ===========    ============


See accompanying Notes to the Consolidated Financial Statements

                        FIRETECTOR INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           For the Year Ended September 30,
                                                               2000                  1999
                                                           -----------            ----------

OPERATING ACTIVITIES
Net income                                                   $474,000               $310,000
 Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
  Depreciation and amortization                               163,000                228,000
  Provision for doubtful accounts                             128,000                 72,000
 Changes in operating assets and liabilities:
  Accounts receivable                                        (712,000)              (736,000)
  Inventories, prepaid expenses and other current assets      (34,000)              (388,000)
  Deferred taxes                                               25,000                 72,000
  Other assets                                                  1,000                 17,000
  Accounts payable and accrued expenses                       732,000                390,000
  Unearned service revenue                                     33,000                 -1,000
  Due to affiliated companies                                (189,000)                39,000
                                                          ------------            -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                     621,000                  3,000
                                                          ------------            -----------
INVESTING ACTIVITIES
 Purchases of property, plant and equipment                   (97,000)               (62,000)
                                                          ------------            -----------
NET CASH (USED IN) INVESTING ACTIVITIES                       (97,000)               (62,000)
                                                          ------------            -----------
FINANCING ACTIVITIES

 Proceeds from exercise of stock options                      120,000
 Principal payments on revolving line of credit,
  long-term debt, notes payable and capital lease
  obligations                                                (719,000)              (105,000)
 Proceeds from revolving line of credit, notes payable
   and capital lease obligations                               80,000                292,000
                                                          ------------            -----------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES          (519,000)               187,000
                                                          ------------            -----------

NET INCREASE IN CASH AND CASH EQUIVALENTS                       5,000                128,000

Cash and cash equivalents at beginning of period              234,000                105,000
                                                          ------------            -----------
Cash and cash equivalents at end of period                   $239,000               $233,000
                                                          ============            ===========
SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid during the period for:
     Income taxes                                             $67,000                $73,000
     Interest                                                $234,000               $192,000


SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

During the years ended September 30, 2000 and 1999, the Company incurred capital lease obligations of $94,000 and $26,000 respectively, for the acquisition of equipment.


See accompanying Notes to the Consolidated Financial Statements

                        Firetector Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               September 30, 2000

1. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at September 30, 2000, and reported amounts of revenues and expenses during the fiscal year. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The principal operating subsidiaries are: Casey Systems Inc. ("Casey"), General Sound (Texas) Company ("GenSound"), Pyrotech Service Inc. ("Pyrotech"), Systems Service Technology Corp. ("SST") and Amco Maintenance Corporation ("AMCO"). Effective October 1, 1999, the operations of Pyrotech Service Inc. and Amco Maintenance Corporation became part of the operation of Systems Service Technology and these two companies became inactive. Significant intercompany items and transactions have been eliminated in consolidation. The Company is a subsidiary of Mirtronics, Inc. ("Mirtronics"), an Ontario publicly-held corporation.

Business

The Company operates in one industry segment: the design, manufacture, marketing and service of a variety of data communications product and systems with applications in the fire alarm, life safety, transit, security and communications industry.

Revenue Recognition

Sales are recognized when product is shipped to customers. Service revenue from maintenance contracts is recognized on a straight-line basis over the terms of the respective contract, which is generally one year. Non-contract service revenue is recognized when services are performed.

Inventories

Inventories are priced at the lower of cost (first-in, first-out) or market and consist primarily of raw materials.

Property and Equipment

Property and equipment are stated at historical cost. Leases meeting the criteria for capitalization are recorded at the present value of future lease payments.

Depreciation and amortization of machinery and equipment and furniture and fixtures are provided primarily by the straight-line method over their estimated useful lives. The Company depreciates machinery and equipment over periods of 3 to 10 years and amortizes leasehold improvements and assets acquired under capitalized leases over the life of the lease or their economic useful life, whichever is shorter.

                        Firetector Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               September 30, 2000


Other Assets

Other assets are comprised principally of the excess of cost over the fair value of the assets acquired in the formation of certain subsidiaries. The excess of cost over the fair value of the assets acquired approximates $117,000 (net of accumulated amortization of $57,000) and relates principally to the 1990 acquisition of GenSound. This amount is being amortized over forty years under the straight line method.

The Company evaluates the periods of goodwill amortization to determine whether later events and circumstances warrant revised estimates of useful lives. The Company also evaluates whether the carrying value of goodwill has become impaired.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Under SFAS No. 109, the asset and liability method is used to determine deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings Per Share

SFAS No. 128 "Earnings Per Share" requires companies to report basic and diluted earnings per share ("EPS") computations. Basic EPS excludes dilution and is based on the weighted-average common shares outstanding and diluted EPS gives effect to potential dilution of securities that could share in the earnings of the Company. Diluted EPS reflects the assumed issuance of shares with respect to the Company's employee stock options, non-employee stock options, warrants and convertible notes and preferred stock. The EPS and Weighted Average Shares Outstanding reflect a 1 for 3 reverse split of common stock that was effective in September 1998.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk

The Company's operations are located in two large U.S. cities (New York City, New York and Dallas, Texas), each of which is an independent market. The Company grants credit to its customers, principally all of which are general or specialized construction contractors, none of which individually constitutes a significant portion of outstanding receivables. Approximately 85% of such outstanding receivables at September 30, 2000 are due from customers in New York.

At September 30, 2000, the Company had approximately $150,000 based on checks that had not cleared the financial institutions that are subject to insured amount limitations. The Company does not require

                        Firetector Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               September 30, 2000

collateral to support financial instruments subject to credit risk.

Stock Options and Similar Equity Instruments

The Company adopted the disclosure requirements of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," for stock options and similar equity instruments (collectively, "Options") issued to employees; however, the Company will continue to apply the intrinsic value based method of accounting for options issued to employees prescribed by Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issues to Employees," rather than the fair value based method of accounting prescribed by SFAS No. 123. SFAS No. 123 also applies to transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. Those transactions must be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. (see Note 9).

2. Transactions with Related Parties

Mirtronics is the largest shareholder of the Company. In 1994 and 1995, Mirtronics provided financial assistance to the Company by way of a Letter of Credit in support of the Company's credit facility, further advances to the Company, and an exchange of debt for equity. In connection with this financial assistance, the Company had granted Mirtronics options to acquire 613,333 shares of common stock and had issued Series 1 Convertible Preferred Stock in exchange for debt. The preferred stock was convertible into 450,000 shares of common stock.

In February 1998, the Company and Mirtronics agreed to reorganize the options, convertible debt and convertible preferred stock (so as to reduce the potential dilution of these securities by 366,667 shares of common stock). In September 1998, the Company and Mirtronics entered into a Debt Matching agreement to offset an aggregate of $508,619 of obligations with each other and for Mirtronics to surrender the conversion option on one of the Notes for 413,333 shares of common stock for a new warrant for 310,000 shares of common stock. These 1998 warrants are exercisable at anytime until December 31, 2003 at an exercise price of $1.02 per share.

In consideration of collateral support for the Company's Credit Facility in 1994, the Company granted Gentura Capital Corporation, an Ontario Corporation, ("GCC") options for 166,667 unregistered shares of the Company's common stock at $.90 per share through December 31, 1999. In July 1996, GCC exercised 33,334 of these options at $.90 per share. In December 1999, GCC exercised the outstanding balance of these options for $120,000 and the Company reduced its note payable to Mirtronics for a like amount. An officer of GCC is also a director of Mirtronics (See Note 9).

Notes Payable Principally to Related Party includes $156,000 due to a former officer/director of the Company under a seven year installment promissory note dated January 1, 1997 that bears interest at 4% per annum.

                        Firetector Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               September 30, 2000



3. Property, Plant and Equipment

Property and equipment (including those arising from capital leases) are summarized as follows:

                                                                September 30,
                                                                    2000
                                                              ---------------
  Machinery and equipment                                         $1,200,000
  Furniture and fixtures                                             130,000
  Leasehold improvements                                              16,000
                                                              ---------------
                                                                   1,346,000
  Less accumulated depreciation and amortization
                                                                   1,004,000
                                                              ---------------
                                                                    $342,000
                                                              ===============

Annual   amortization  of  equipment  under  capital  leases  is  included  with depreciation and amortization expense.

Depreciation expense was $127,000 and $173,000 for the years ended September 30, 2000 and 1999, respectively.


4. Long-Term Debt

In 1998,  the Company  entered into a revolving  credit  facility  with Citizens
Business Credit Company of Boston, Mass (the "Credit Facility"). The credit facility was revised in September 2000 and provides for a $3,000,000 revolving line of credit through December 2004 and carries an interest rate of prime plus 3/4% on outstanding balances (10.25% at September 30, 2000). The Credit facility limits capital expenditures to $250,000 in each year. At September 30, 2000 $1,433,000 was outstanding under this facility. Advances under the credit facility are measured against a borrowing base calculated on eligible receivables and inventory. The credit facility is secured by all of the assets of the Company and all of its operating subsidiaries.

The Credit Facility includes certain restrictive covenants, which among other things, impose limitations on declaring or paying dividends, acquisitions and capital expenditure. The Company is also required to maintain certain financial ratios. At September 30, 2000, the Company was not in default of any of its financial covenants.

                        Firetector Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               September 30, 2000

Annual maturities of Loans and Notes Payable are as follows:

                Bank           Other Notes
                Loan             Payable
            ------------      ------------
 2001                           $328,000
 2002                             77,000
 2003                             62,000
 2004                             16,000
 2005        $1,433,000
            -----------       ------------
 Total       $1,433,000         $483,000
            ===========       ============

At September 30, 2000, the notes payable to Mirtronics totaled $243,000. While these notes are payable on demand, they are subordinate to and subject to a payment restriction under the Company's Credit Facility with its bank (See Note
2).

5. Leases

The Company leases certain office and warehouse space under noncancellable operating leases expiring at various times through 2007. In February 2000, the Company signed a new lease for office, manufacturing and warehouse space in Syosset, New York. This lease expires in June 2007. In September 2000, the Company also entered into a new lease for its service center in New York City. This lease expires in August 2003. However, either party may terminate the lease with six months notice. The Company also leases certain office equipment and vehicles under noncancelable capital and operating leases expiring in various years through fiscal 2005.

The following is a schedule of future minimum payments, by year and in the aggregate, under non cancelable capital and operating leases with initial or remaining terms of one year or more at September 30, 2000:

                         Capital Leases Operating Leases
                                       --------------     ---------------
2001                                       $35,000              $355,000
2002                                        31,000               353,000
2003                                        31,000               326,000
2004                                        26,000               180,000
2005                                        21,000               186,000
2006                                                             192,000
2007                                                             148,000
                                       ------------         -------------
Total minimum lease payments               144,000            $1,740,000
                                                            =============
Less amount representing interest           33,000
                                       ------------
Present value of net minimum
 lease payments (including current
 portion of $23,000)                      $111,000
                                       ============

Rental   expense   amounted  to  $307,000   and  $258,000  for  2000  and  1999,
respectively.

                        Firetector Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               September 30, 2000

6. Significant Customers

During fiscal 2000 and 1999, no customer accounted for more than 10% of sales.

7. Income Taxes

During the year ended September 30, 2000, the Company recorded a tax provision of $360,000 compared to $200,000 for the year ended September 30, 1999. A reconciliation of such with the amounts computed by applying the statutory federal income tax rate is follows:

                                                        Year ended September 30,
                                                          2000        1999
                                                        --------    --------
Statutory federal income tax rate                          34%         34%
Computed expected tax from income                       $284,000    $173,000
Increase in taxes resulting from:
 State and local income taxes, net of Federal
  tax benefit                                             97,000      77,000
 Nondeductible expenses                                    8,000       8,000
 Alternative minimum tax                                              11,000
(Decrease) in taxes resulting from
  benefit of future tax deductible items                 (29,000)    (69,000)
                                                       ----------    --------
Provision                                               $360,000    $200,000
                                                       ==========   ========


The Company provided $13,000 and $32,000 for state and local franchise and capital taxes for the years ended September 30, 2000 and 1999, respectively. These expenses have been included in selling, general and administrative expenses for each of the years presented.

During 2000, the Company completely used up the remaining $310,000 of net operating loses that were carried over from prior periods, the benefit of which was recognized in prior years.

The Company has recorded a deferred tax asset of approximately $277,000 at September 30, 2000 related to certain book provisions to be deducted in future tax returns. Management anticipates profitable operations to continue at a level that will result in the utilization of the entire deferred tax asset.


8. Earnings Per Share

Shown below is a table that presents for 2000 and 1999 the computation of basic earnings per share, diluted earnings per share, weighted shares outstanding, and weighted average shares after potential dilution.

                        Firetector Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               September 30, 2000

                                                             Year Ended
                                                             ----------
Basic EPS Computation                                  2000              1999
                                                     -------            ------
----------------------
  Net Income available to common
   shareholders                                      $474,000         $310,000
  Weighted average outstanding shares               1,682,198        1,571,097

  Basic EPS                                              $.28             $.20
                                                        =====            =====
Diluted EPS Computation
-----------------------
  Income available to common
   shareholders                                      $474,000         $310,000

  Diluted net income                                  474,000         $310,000

  Weighted-average shares                           1,682,198        1,571,097
    Plus:  Incremental shares from
           assumed conversions
      Non Employee Stock Options                       10,242           49,855
      Employee Stock Options                           40,693           21,831
      Warrants*                                       120,659           80,870
                                                    ---------        ---------
  Dilutive potential common shares                    171,594          152,556
                                                    ---------        ---------
  Adjusted weighted-average shares                  1,853,792        1,723,653
  Diluted EPS                                            $.26             $.18
                                                    =========        =========

*Warrants convertible into 16,667 and 33,334 shares were antidilutive in the years ended September 30, 2000 and 1999, respectively.

9.  Employee Stock Options, Options, and Warrants

On April 30, 1997, the Company and its shareholders adopted a nonqualified stock option plan ("1997 Plan"), which expires September 30, 2002, except as to options then outstanding under the 1997 Plan. Under the 1997 Plan, the Board of Directors may grant options to eligible employees at exercise prices not less than 100% of the fair market value of the common shares at the time the option is granted. The number of shares of Common Stock that may be issued shall not exceed an aggregate of up to 10% of its issued and outstanding shares from time to time. Options vest at a rate of 20% per year commencing one year after date of grant. Issuances under the 1997 Plan are to be reduced by options outstanding under a 1990 nonqualified stock option plan (replaced by the 1997 Plan). Effective September 30, 1998, all outstanding employee stock options were reset to an exercise price of $1.00 per share.

The Company applies the intrinsic value base method of accounting for options issued to employees rather than the fair value based method of accounting. No options were issued during 2000. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by SFAS 123, the Company's net income and net income per share for 1999 would be reduced to the pro forma amounts indicated below:

                                              2000                      1999
                                             ------                    ------
Net Income:
       As reported                          $474,000                  $310,000
       Pro forma                             474,000                   294,000

Fully diluted earnings per common share:
        As reported                            $0.26                     $0.18

        Pro forma                               0.26                      0.17

                        Firetector Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               September 30, 2000

These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period for purposes of future pro forma disclosures, and additional options may be granted in future years. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 1999 : dividend yield of zero; expected volatility of 85% and expected life of 4 years. The weighted average risk fee interest rates for 1999 were 5.40%. The weighted average fair value of options granted during 1999, for which the exercise price equaled the market price on the grant dates, was $1.125. The option price for all employee stock options outstanding prior to fiscal 1999 was reset to $1.00 effective September 30,1998.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected price volatility. Because the Company's employees' stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's' opinion, the existing models do not necessarily provide a reliable single measure of the fair value of employee stock options.

Transactions involving stock options are summarized as follows:
                                                             Weighted  Average
                                                             Exercise Price of
                                Stock Options Outstanding    Options Outstanding
Balance September 30, 1998             72,958                       1.00
  Options granted                      35,000                       1.13
Balance September 30, 1999            107,958                       1.04
Balance September 30, 2000            107,958                       1.04

There were 75,402 exercisable options at September 30, 2000 and 54,136 exercisable options at September 30, 1999.

The following table summarizes information concerning currently outstanding and exercisable stock options.

                       Outstanding at      Weighted Average    Exercisable at
Exercise Price       September 30, 2000    Contractual Life   September 30, 2000
 $1.00                    27,250              .5 years            27,250
  1.00                    16,125              .5 years            16,125
  1.00                     4,500             1.3 years             3,375
  1.00                    25,083             2.0 years            18,812
  1.13                    35,000             4.0 years             8,750


Mirtronics is the largest shareholder of the Company. In 1994 and 1995, Mirtronics provided financial assistance to the Company by way of a Letter of Credit in support of the Company's Credit Facility, further advances to the Company, and an exchange of debt for equity. In connection with this financial assistance, the Company granted Mirtronics options to acquire common stock and issued Series 1 Preferred Stock in exchange for debt. In February 1998, the Company and Mirtronics agreed to restructure the options, convertible debt and preferred stock, and in September 1998, the Company and Mirtronics entered into a Debt Matching Agreement to offset obligations with each other and for Mirtronics to surrender the conversion

                        Firetector Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               September 30, 2000

option on 413,333 shares of common stock for a new warrant for 310,000 shares of common stock. (See Note 2 - Transaction with Related Parties).

In February 1994, the Company issued options to purchase 166,667 unregistered shares of common stock at a $.90 per share to GCC in consideration of providing an income guaranty to support the Company's Credit Facility. Options for 33,334 shares were exercised in July 1996 and options for 133,333 were exercised in December 1999 (also see Note 2 - Transactions with Related Parties).

In May 1995, the Company granted Judson Enterprises, Ltd. 33,334 options to purchase common stock at a price of $3.00 per share in exchange for investment banking services. In April 1997, the Company entered into an agreement to exchange 16,667 of these options for 16,667 new options to purchase common stock at a price of $4.50 and expire in April 2002. The remaining 16,667 options expired in May 2000. Based on calculations done in accordance with the requirements of SFAS 123, stock based compensation expense resulting from this transaction was immaterial.

Transactions involving non-employee stock options and warrants are summarized as follows:

                                                              Weighted Average
                                   Options and Warrants       Exercise Price of
                                       Outstanding           Options Outstanding
Balance September 30, 1998                486,667                 $1.17
Balance September 30, 1999                486,667                  1.17
Balance September 30, 2000                326,667                 $1.20

All of these options were exercisable at the end of the periods indicated in the above schedule.

The following table summarizes information concerning currently outstanding and exercisable non-employee stock options and warrants.

                    Outstanding at       Weighted Average       Exercisable at
Exercise Price    September 30, 2000     Contractual Life     September 30, 2000
  $4.50                16,667               1.5 years              16,667
  $1.02               310,000               3.3 years             310,000


10. Contingencies

In the normal course of its operations, the Company has been or, from time to time, may be named in legal actions seeking monetary damages. Management does not expect, based upon consultation with legal counsel, that any material item exists that will affect the Company's business or financial condition.

11. Other

Approximately  35%  of  the  Company's   employees  are  covered  by  collective
bargaining agreements. The present contract expires in June 2002.

Effective January 1, 1996, the Board of Directors instituted a 401K plan for nonunion employees. The plan includes a profit sharing provision at the discretion of the Board of Directors. In 2000 and 1999 a profit sharing contribution of $44,000 and $28,000, respectively, was charged to expense.

                        Firetector Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                               September 30, 2000




12. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Values of Financial Instruments", requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

For certain financial instruments, including cash and cash equivalents, trade receivables and payables, and short-term debt, it was assumed that the carrying amount approximated fair value because of the near term maturities of such obligations. The fair value of long-term debt was determined based on current rates at which the Company could borrow funds with similar remaining maturities, which amount approximates its carrying value.

13.  Authoritative Pronouncements

The FASB has issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of derivative and how it is designated, for example, gain or losses related to changes in the fair value of a derivative not designated as a hedging instrument is recognized in earnings in the period of the change, while certain types of hedging may be initially reported as a component of other comprehensive income (outside earnings) until the consummation of the underlying transaction.

SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Initial application of SFAS No. 133 should be as of the beginning of a fiscal quarter; on that date, hedging relationships must be designated anew and documented pursuant to the provisions of SFAS No, 133.
Earlier application of all of the provisions of SFAS No. 133 is not to be applied retroactively to financial statements of prior periods. The requirements do not have a material impact on the Company's results of operations, financial position, or cash flows.

                                 FIRETECTOR INC.
                                 CORPORATE DATA


SECURITIES TRADING

  Common Stock Nasdaq symbol - FTEC

TRADING RANGES of COMMON STOCK

Quarter Ending                       High             Low
--------------                       -----------------------
December 31, 1998                     1.3750       0.0625
March 31, 1999                        2.1875       1.03125
June 30, 1999                         2.1250       1.1250
September 30, 1999                    3.7500       1.3125
December 31, 1999                     2.0000       1.1250
March 31, 2000                        4.0000       1.5625
June 30, 2000                         1.9375       1.3125
September 30, 2000                    1.8750       1.2500


The above quotations represent inter-dealer prices, without adjustment for retail mark-ups, mark-downs or commissions and do not necessarily represent actual transactions.

RECORD HOLDERS

As of December 14, 2000, there were 452 record holders of Common Stock.

DIVIDENDS

Firetector Inc. has never paid any cash dividends on its Common Stock and the payment of cash dividends is not expected in the foreseeable future. Firetector Inc.'s loan agreements prevent the payment of dividends. The payment of future dividends will depend on earnings, capital requirements, financial conditions and other factors considered relevant by the Board of Directors.


Annual Report on Form 10-KSB

Firetector Inc.'s Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission on December 21, 2000 will provide additional information about Firetector Inc. A copy of the report is available without charge to Stockholders upon request to:

         Corporate Secretary
         Firetector Inc.
         209 Lafayette Drive
         Syosset, New York  11791
         (516) 433-4700


TRANSFER AGENT OF ALL CLASSES

  American Stock Transfer & Trust Company

GENERAL COUNSEL

  Dolgenos Newman & Cronin LLP

INDEPENDENT AUDITORS

  Marcum & Kliegman LLP

DIRECTORS AND EXECUTIVE OFFICERS

Daniel S. Tamkin, Chairman of the Board, Chief
Executive Officer, General Counsel, Audit Committee;
Executive Vice President of Forum Financial
Corporation

Joseph Vitale, President, Director

John A. Poserina, Chief Financial Officer, Secretary,
Treasurer and Director

Dennis P. McConnell,  Director, Audit Committee;
Dolgenos Newman & Cronin LLP

Henry Schnurbach, Director, Audit Committee,
President of  Cantar/ Polyair Inc.